March 15, 2013

Via EDGAR

Mr. David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Alliant Techsystems Inc.

Form 10-K for the fiscal year ended March 31, 2012

Filed May 25, 2012

File No. 001-10582

Dear Mr. Humphrey:

This letter is provided in response to the comments contained in your letter dated February 12, 2013, relating to Alliant Techsystems Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012.  As agreed in our response on February 26, 2013, we are providing our response prior to the extended deadline of March 15, 2013.  The numbered items below correspond to the numbered comments in your letter, with bold text representing the SEC Staff’s comments.

Form 10-K for the Year Ended March 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comments 1 and 2

1.              Your disclosure does not appear to provide an adequate discussion of the changes to your cost of sales or the impact that its components have on your operating results.  In addition, on page 18, you indicate that increases in the price of raw materials, could adversely impact your results.  However, the quantitative impact of raw materials, and the impact of changes in the price of such materials, is not included in MD&A.  Therefore, in order to provide investors with a better understanding of your business, it appears your discussion and analysis of cost of sales should be enhanced by providing disclosures related to the major components within your cost of sales, such as materials and labor costs.  Such disclosure should be supplemented with a discussion that describes both the impact and the reasons for yearly variations in such components.

2.              In addition, it appears that your presentation of period-to-period comparisons could be enhanced by providing a table that summarizes cost of sales by reportable segment, along with a discussion that also describes both the impact and the reasons for yearly variations in cost of sales components for each of your segments.  Such a presentation could assist investors in understanding the relative impact that each of your reportable segments has on your consolidated results.

Response to Comments 1 and 2:

We recognize the Staff’s concern and are committed to providing investors and others with information that enhances their understanding of the Company’s financial condition and results of operations as included in the MD&A. We set forth below how we plan to enhance our MD&A disclosure in response to the Staff’s comments.  However, we first provide some brief background about our business, method of contract accounting, how management analyzes the business and our current reasoning for our MD&A disclosure. We then provide our proposed disclosure, as requested by the Staff, to address the comments.

Overall Company

Our company consists of three operating segments (“Groups”) which have ten reporting units (“divisions”) reporting to the Groups.  Below is a chart of our organizational structure.

Operating Segment	Reporting Unit
Aerospace Group	Space Systems Operations
Space Components
Aerospace Structures
Defense Group	Energetic Systems
Armament Systems
Small Caliber Systems
Missile Products
Defense Electronic Systems
Sporting Group	Ammunition
Accessories

Aerospace Group develops and produces rocket motor systems for human and cargo launch vehicles, conventional and strategic missiles, missile defense interceptors, small and micro-satellites, satellite components, structures and subsystems, lightweight space deployables and solar arrays, and provides engineering and technical services.  Additionally, Aerospace Group operates in the military and commercial aircraft and launch structures markets.   Other products include illuminating flares and aircraft countermeasures.

Defense Group develops and produces military small-, medium-, and large-caliber ammunition, precision munitions, gun systems, and propellant and energetic materials.  It also operates the U.S. Army ammunition plant in Independence, MO and a Naval Sea Systems Command (“NAVSEA”) facility in Rocket Center, WV. Defense Group is a  leader in tactical solid rocket motor development and production for a variety of air-, sea- and land-based systems. The group serves a variety of domestic and international customers in the defense, aerospace, security and energy markets in either a prime contractor, partner or supplier role.  Defense Group is also home to ATK’s missile defense interceptor capabilities, airborne missile warning systems, advanced fuzes, and defense electronics.   The group is developing the U.S. Navy’s Advanced Anti-Radiation Guided Missile (“AARGM”) and the Multi-Stage Super Sonic Missile (“MSST”), as well as advanced air-breathing propulsion systems and special mission aircraft for specialized applications.

Sporting Group develops and produces ammunition and accessories sold to sporting, law enforcement,

U.S. Government, and international markets.

Given our Groups operate in different businesses, we have a consistent approach implemented across the Company to evaluate all Groups based on their revenue and operating profit performance.  This approach allows the key activities of the business to be consistently evaluated and reported. Below we discuss the overall evaluation process and what is analyzed within each of our different Groups.

Management Analysis

In our Company’s Aerospace and Defense Groups, the majority of sales are accounted for as long-term contracts.  In accounting for long-term contracts, the Company uses the percentage of completion method of accounting to recognize revenue primarily on a cost to cost basis.  As a result, in order to determine the Company’s operating results, we must estimate the total contract sales value and the total costs at completion of the contract.  The analysis of the expected total costs at completion is an ongoing process based on total costs incurred to date and the expected costs remaining on the contract.  The divisions regularly analyze costs associated with contracts; however, management evaluates performance within and across our contracts by focusing on revenue and operating profit.  Costs are accumulated by contract and include all costs, including an allocation of general and administrative (G&A) expenses in accordance with the Federal Acquisition Regulation (FAR). In terms of understanding the results of our operations and what drives those results for the current period, management focuses on what will be the total costs for the life of the contract.   It is the estimated total revenue and costs over the life of the contract that drive the margin on the contract and the operating profit recognized in the period. Accordingly, management focuses on revenue and operating profit, which is driven by both costs incurred and margin (i.e., contract performance as measured by the Estimate at Completion (EAC)).

Our discussion of business segment performance focuses on revenue and operating profit, consistent with our approach for managing our business. This approach is consistent with the overall life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit, and monitors performance on our contracts in a similar manner through their completion.

Given that we evaluate the majority of activity in the form of our Aerospace and Defense Groups based on how effectively they manage the performance of their respective portfolios of individual contracts, we did not design our accounting systems to track costs by cost element on a Company-wide basis. Our accounting systems summarize the cost elements by sub-account within each contract. The sub-account structure is tailored to the statement of work for the particular contract and is not necessarily comparably categorized by cost element. We designed our systems this way because management analyzes and evaluates our businesses based on individual contract profitability and the risks and opportunities of individual contracts. For each contract, we determine our contract EACs based on the various cost elements for such contract, but we do not aggregate, and, as we mentioned, do not currently have the systems capability consistently to aggregate, cost information by each cost element on a Company-wide basis for management or financial reporting purposes.

Our Sporting Group does not recognize revenue based on the percentage of completion method of accounting for revenue and instead recognizes revenue when products are delivered or legal title transfers.   However, to both maintain consistency with the other two business groups and provide insight to our investors, we historically have evaluated the Sporting Group activities based on sales and operating profit similar to the Aerospace and Defense Groups.

Based on the evaluation process used by management as described above, we believe that ATK was in compliance with the guidance in Commission Releases 33-8350 and 33-6835:

(33-8350)
MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage the business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective.

(33-6835)
MD&A is intended to give the investor an opportunity to look at the company through the eyes of management by providing both a short- and long-term analysis of the business of the company. The Item asks management to discuss the dynamics of the business and to analyze the financials.

Proposed Disclosure

As we noted above we do believe we are in compliance with the current guidance. However, based on the Staff’s request and the desire to provide our investors with an enhanced understanding of our business, we will break out our cost of sales by reportable segment and include disclosure of our period to period variations.  In addition we will quantify the material variances by division and include discussion of the key business activities and drivers within the division (i.e., timing of contracts, sales volumes, commodity prices, headcount changes).  We believe these additional disclosures will provide the insight requested by the Staff and will benefit investors analysis of our business.

We propose to add a section within the Results of Operations section of the MD&A for “Costs of Sales” to discuss variances by reportable segment.  Accordingly, as an example, in future filings beginning with our Form 10-K for the year ending March 31, 2013, we will change our overall MD&A disclosure (as presented on page 31 of our 2012 Form 10-K), as follows:

Cost of Sales

The following is a summary of each operating segment’s cost of sales:

	Years Ended March 31
	2012	2011	$ Change	% Change

Aerospace Group	$1,071,515	$1,171,330	$(99,815)	(8.5)%
Defense Group	1,711,008	1,957,607	(246,599)	(12.6)%
Sporting Group	797,284	688,297	108,987	15.8%
Corporate	38,696	23,464	15,232	64.9%
Total external cost of sales	$3,618,503	$3,840,698	$(222,195)	(5.8)%

The fluctuation in cost of sales was driven by the program-related changes within the operating segments as described below.

Aerospace Group.  The decrease in cost of sales was driven by:

•                  a $110,852 decrease in Space Systems Operations due to a decrease in  volumes due to shifts in NASA funding priorities, the completion of the Space Shuttle Program, and the termination of the Launch Abort System, partially offset by higher volumes on programs in strategic and commercial systems, flare and decoy sales, and space systems and services operations.

This decrease was partially offset by an increase in Aerospace Structures of $16,036 due to timing of multiple contract start-ups.

Defense Group.  The decrease in cost of sales was driven by:

•                  a $117,212 decrease in small-caliber systems due to lower volume of small-caliber ammunition sales, decreased demand for non-standard ammunition, a reduction in modernization due to the program nearing completion, and increased intercompany sales which were eliminated upon consolidation,

•                  a decrease of $87,550 in energetics systems due to a reduction in modernization resulting from completion of the program, energetics program sales volume, and increased intercompany sales which were eliminated upon consolidation, partially offset by increased volume on a propellant program, and

•                  a decrease of $49,306 in armament systems driven by lower volumes across multiple medium-caliber gun programs, and decreases in projectile systems, partially offset by an increase on combat systems programs.

These decreases were partially offset by a $7,185 increase within missile products due to timing of multiple contracts.

Sporting Group.  The increase in cost of sales was driven by:

•                  an $84,773 increase in Ammunition driven by an increase in ammunition sales volume, commodity price increases, and depreciation due to increased asset capitalization and

•                  a $25,701 increase in Accessories driven by an increase in accessories sale volume.

Corporate.  The increase in cost of sales was driven by higher pension expense and intercompany profit eliminations partially offset by reduced insurance charges.

Notes to the Consolidated Financial Statements

Note 16-Operating Segment Information, page 108

Comments 3 and 4:

3.              Based on the Form 8-K filed on September 28, 2012, we note that you have completed the realignment discussed on page 108.  This realignment decreased the number of reportable units from 12 to 10 for purposes of goodwill impairment testing.  We also note that, subsequent to the realignment, you aggregate the Armament Systems and the Missile Products reporting segments into a single reportable segment, the Defense Group.  In this regard, please provide us with your basis in accounting literature for aggregating such segments.  In particular, please address how the changes in the operating structure resulting from your realignment impacted the underlying aggregation criteria set forth

ASC Topic 280-10-50-11 and ASC Topic 280-10-50-12, from March 31, 2012 through September 28, 2012.

4.              Please provide us with a detailed list of your operating segments, under ASC Topic 280-10-50-1, at March 31, 2012 and subsequent to the realignment.  In addition, please provide us with the substantive details regarding the structural changes to your previous reporting and operating segments, including a detailed analysis of the reason that the structural changes to your operating units resulted in the aggregation of two reporting segments into one reporting segment.  In addition, also provide us with a summary of the changes resulting from the realignment, in the reports provided to and reviewed by your CODM.

Response to Comments 3 and 4:

In response to the Staff’s comment on how the realignment impacted the underlying aggregation criteria, our Chief Executive Officer (“CEO”), who is considered ATK’s chief operating decision maker (“CODM”), as defined by ASC 280, changed the operating structure of the Company on April 1, 2012, which resulted in the consolidation of the Missile Products operating segment and the Armament Systems operating segment into one operating segment called the Defense Group.  In the Current Report on Form 8-K filed on September 28, 2012, we reported that the new Defense Group segment consists of the former Armament Systems and Missile Products businesses.  This statement was made to explain the result of the restructuring, but the actual effect of the restructuring was to eliminate an operating segment completely and have only one Defense Group operating segment. The former Missile Products and Armament Systems segments no longer meet the definition of an Operating Segment. As such, there is no aggregation of operating segments and the guidance in ASC Topic 280-10-50-11 is not applicable.

During the fourth quarter of fiscal 2012, Mark W. DeYoung, CEO, made the decision to restructure the Company’s business by putting in place a new operating structure that better aligns the Company’s capabilities and resources while reducing costs.  Effective April 1, 2012, the Company realigned its business operations into three operating groups: Aerospace Group, Defense Group, and Sporting Group. The reporting package provided to the CODM was changed to reflect these new operating groups and the CODM makes all resource allocations based on these three groups.  In addition, all information presented to the Board of Directors and investors is presented on this three-group structure.  The three-group operating structure has helped to maximize efficiency, reduce cost, support customer needs, leverage the Company’s investments, and improve overall agility within its markets.

The following chart shows ATK’s fiscal 2012 operating structure prior to the realignment compared to the fiscal 2012 presentation subsequent to the realignment:

The Company defines its operating segments in accordance with ASC 280, Segment Reporting, which states that an operating segment is a component of an enterprise that:

•                  engages in business activities from which it may earn revenue and incur expenses,

•                  whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•                  for which discrete financial information is available.

Another consideration for determining a segment is that it has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans by the segment.

For the Company, the operating segments equate to our Groups.  Each Group is led by a Group President who reports directly to the CODM, as he allocates resources to and assesses the performance of each Group. The primary vehicle for reporting and reviewing the operating results of each Group is through operations review meetings that are held monthly with the CEO, Group management, and other key members of the corporate management team.  These reviews consist of an analysis performed at the Group level of each Group’s sales, income before interest, income taxes and noncontrolling interest (EBIT), and cash flows as compared to prior period results, plan, and forecast, as well as additional analysis of other metrics for the Group, such as safety reporting, environmental reporting, top programs and pursuits, and capital expenditures.  It is the responsibility of each Group President to review his or her divisional results and consolidate the Group information at the total Group level.  There is no divisional operating result information provided to the CODM in these reviews.

Under the new operating segment structure, Mr. DeYoung has three Group Presidents reporting to him instead of the four that reported to him prior to the realignment.  The monthly operations reviews now consist of three reports, one presented by each of the Group Presidents, to review results against the prior year, plan, and forecast at the consolidated Group level as opposed to the four reports presented prior to the realignment.  For comparability purposes, the historical information contained within the three reports has been restated to reflect historical results under the new group structure.  The financial and operational content of the reports is largely consistent with presentations under the old structure, with the only significant change being the number of reports being reviewed.  The monthly operation reports for the former Missile Products operating segment is no longer prepared or reviewed by any level of management within the Company. The results of that former operating segment are included but not shown separately in the new Defense operating segment.

*****

As requested in your letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 703-412-3244 if you have any questions or would like any additional information regarding these matters.

Sincerely,

/s/ Neal S. Cohen
Neal S. Cohen

Executive Vice President and Chief Financial Officer